Exhibit 1

FOR IMMEDIATE RELEASE                       For further information, contact:
                                            Arthur B. Crozier
                                            Innisfree M&A Incorporated
                                            (212) 750-5833

          SOUTHEASTERN ASSET MANAGEMENT DEMANDS THAT AXA/MONY DISCLOSE
                  INFORMATION REGARDING ARBITRAGE OF AXA BONDS

     o    Reiterates Robert Devlin as Superior Alternative

Memphis, Tennessee, April 30, 2004 - Southeastern Asset Management, Inc. ("Southeastern"), investment advisor to Longleaf Partners Small-Cap Fund ("Longleaf"), today issued a statement calling on MONY and AXA to disclose information in their possession as to how much MONY stock was owned by arbitrageurs and other speculators holding long positions in AXA's convertible debt security ("ORANs") both at the time MONY decided to postpone the shareholders meeting (the "Meeting") called to vote on the AXA/MONY transaction, and as of the new record date. The decision to set a new record date for the postponed Meeting permits such speculators to vote on the transaction which, if approved, could produce substantial profits for investors with ORAN long positions. The ORANs, which are convertible into AXA stock only if the MONY transaction occurs, were issued by AXA to finance its takeover of MONY.

"We consider it hypocritical for AXA and MONY to attack MONY shareholders who may be short the ORANs, when MONY changed the record date knowing it would permit voting by speculators who bought MONY shares in order to protect their ORAN investment," said Staley Cates, President of Southeastern and Co-Portfolio Manager of Longleaf, which have never held any position, long or short, in the ORANs.

Southeastern stated that court papers filed in Delaware revealed that MONY's management changed the record date with the knowledge that certain investors holding long positions in ORANs were purchasing MONY stock, and that management had been advised that such holders would likely support the transaction in order to lock in their gain on their investment in the ORANs. "Rather than question the motives of major long-term shareholders who have carefully analyzed the merger on its merits, " said Cates, "I'd like management to reveal whatever they know about how many MONY shareholders as of the new record date are long AXA's bonds, and how many of these holders were in place when they made the decision to change the record date." Cates expressed frustration as a long-term MONY shareholder that, by postponing the Meeting and changing the record date, the MONY Board and management effectively turned over the company's fate to speculators primarily interested in protecting their ORAN investment. "If you are a long-term shareholder focused on protecting the value of your MONY investment, you need to realize that MONY turned this into an arb battle when it changed the record date," said Cates.

As far as Southeastern's interest in the transaction, Cates commented, "Southeastern has not acquired for itself, its clients (including Longleaf), or any of its affiliates a position, long or short, in AXA's bonds. Our interests are 100% aligned with other MONY long-term shareholders." Southeastern stated that it continues to oppose the transaction, and called recent changes to the merger agreement "cosmetic."

Southeastern also stated its view that MONY's continuing to operate as an independent company with changes in senior management is preferable to AXA's inadequate bid, and reiterated that Robert M. Devlin, former Chairman and CEO of American General, has stated his willingness to serve as CEO of MONY if requested to do so by MONY's Board. "AXA calls our recommendation to change management a `leap of faith,' then acknowledges that the current management team has generated returns on equity (ROE's) of close to 0% in 2003. Our leap of faith that Bob Devlin could bring the ROE from less than 1% to somewhere nearer the industry average of 10% is more like a leap off the curb and onto the street," said Cates. Southeastern stated that MONY wants to avoid a referendum on Mike Roth's management, so they sought and received permission from the SEC to exclude Longleaf's shareholder proposal at the annual meeting. "If the transaction is voted down," said Cates, "we will still recommend a change of senior management to the Board, and encourage other shareholders to do the same. In fact, the real leap of faith here comes in counting on MONY's Board of Directors to make the right decision. In view of all that has happened, especially management's comments that MONY is doomed if the AXA transaction is not approved, we believe the Board should be receptive to the idea of a change in senior management if the transaction is voted down."

Considering the potentially large impact arbitrageurs and speculators could have on the vote, Southeastern emphasized the importance that long-term MONY shareholders protect their interests by voting AGAINST the merger. Southeastern recommends that shareholders vote against the transaction, despite recent changes to the merger agreement, because it believes:

o THE PURCHASE PRICE IS STILL TOO LOW - Adding a $0.33 to $0.35 per share dividend to the $31 purchase price is an insulting gesture. Southeastern believes the value of MONY, if properly managed, should well exceed the merger price.

o MANAGEMENT'S PAYOFF IS TOO HIGH - Despite adjustments made following shareholder opposition and a court finding that management compensation was "unusually high," Southeastern still views management's payout as excessive, especially in light of management's poor performance.

o ISS CONTINUES TO RECOMMEND A VOTE AGAINST - Institutional Shareholder Services, the nation's leading independent proxy advisory firm, has considered recent amendments to the merger agreement and has confirmed its recommendation that shareholders vote against the deal.

o THERE ARE BETTER ALTERNATIVES - As stated above, Southeastern believes that if the AXA deal is voted down, the underlying value of the MONY franchise can be realized by a new, shareholder-oriented management team led by Robert M. Devlin, the former Chairman and CEO of American General Corp, who has indicated his willingness to serve if called on by MONY's Board. If the AXA merger is rejected, Southeastern will encourage the MONY Board to consider a change in MONY senior management.

                ABOUT SOUTHEASTERN ASSET MANAGEMENT AND LONGLEAF
                            PARTNERS SMALL-CAP FUND

Southeastern Asset Management, Inc. is an investment management firm with over $25 billion in client assets under management at December 31, 2003, including approximately $12 billion in the three Longleaf Partners Funds: Longleaf Partners Fund, Longleaf Partners Small-Cap Fund, and Longleaf Partners International Fund. Southeastern was established in 1975, and the first of the Longleaf Partners Funds was launched in 1987. Southeastern has sole or shared voting authority over 2,348,300 shares of MONY, or approximately 4.6% of the company. Included in the 4.6% are 2,089,600 shares owned by Longleaf Partners Small-Cap Fund.

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